

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Mr. Jeffrey Hall
Executive Vice President and Chief Financial Officer
Express Scripts, Inc.
One Express Way
St. Louis, MO 63121

Re: Express Scripts, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Schedule 14A filed March 24, 2010
File No. 000-20199

Dear Mr. Hall:

    We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

                    Sincerely,

                    Gus Rodriguez
                    Branch Chief